SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Partner Communications Company Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Share, par value New Israeli Shekel 0.01

(Title of Class of Securities)

70211M109

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON HUTCHISON WHAMPOA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 -
8 SHARED VOTING POWER - 0 -
9 SOLE DISPOSITIVE POWER - 0 -
10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 -
8 SHARED VOTING POWER - 0 -
9 SOLE DISPOSITIVE POWER - 0 -
10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON ADVENT INVESTMENTS PTE LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 -
8 SHARED VOTING POWER - 0 -
9 SOLE DISPOSITIVE POWER - 0 -
10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON CHEUNG KONG (HOLDINGS) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 -
8 SHARED VOTING POWER - 0 -
9 SOLE DISPOSITIVE POWER - 0 -
10 SHARED DISPOSITIVE POWER - 0 -

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Cheung Kong (Holdings) Limited expressly had disclaimed beneficial ownership of the Ordinary Shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications International Limited and Advent Investments Pte Ltd. before the closing of the Share Sale. See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, CO

This Amendment No. 6 (the “Amendment”) is filed by Hutchison Whampoa Limited (“HWL”), Hutchison Telecommunications International Limited (“HTIL”), Advent Investments Pte Ltd (“Advent”) and Cheung Kong (Holdings) Limited (“Cheung Kong” and, together with HWL, HTIL and Advent, the “Reporting Persons”) and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on May 3, 2002 and last amended on October 21, 2009 (the “Schedule 13D”) relating to the ordinary shares, par value New Israeli Shekel 0.01 (the “Ordinary Shares”), of Partner Communications Company Ltd. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Upon the closing of the Share Sale on October 28, 2009, each of Advent, HTIL, HWL and Cheung Kong ceased to have any beneficially ownership in the Ordinary Shares.

Pursuant to the Agreement, the following directors of the Issuer resigned on the closing date of the Share Sale: Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. LUI Dennis Pok Man, Mr. CHAN Ting Yu, Mr. Pesach SHACHAR and Mr. Frank John SIXT.

Item 5.	Interest in Securities of the Issuer.

Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and through its separate indirect ownership of 52,092,587 ordinary shares of HTIL, may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of any Ordinary Shares owned by Advent and to have sole power over the voting and disposition of such shares. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of its interest in HTIL and Advent arising from its indirect interest in HWL, and further expressly had disclaimed beneficial ownership of the Ordinary Shares owned by Advent before the closing of the Share Sale.

(e) Advent, HTIL, HWL and Cheung Kong each ceased to have any beneficial ownership in the Ordinary Shares on October 28, 2009, the date of closing of the Share Sale.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: October 30, 2009

FOR AND ON BEHALF OF
HUTCHISON WHAMPOA LIMITED

By:	/S/ CHOW WOO MO FONG, SUSAN
Name:	CHOW WOO Mo Fong, Susan
Title:	Director

FOR AND ON BEHALF OF
HUTCHISON TELECOMMUNICATIONS
INTERNATIONAL LIMITED

By:	/S/ LUI POK MAN DENNIS
Name:	LUI Pok Man Dennis
Title:	Director

FOR AND ON BEHALF OF
ADVENT INVESTMENTS PTE LTD

By:	/S/ SNG CHENG KHOONG, ROBIN
Name:	SNG Cheng Khoong, Robin
Title:	Director

FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

By:	/S/ IP TAK CHUEN, EDMOND
Name:	IP Tak Chuen, Edmond
Title:	Director